October 20, 2006
BY EDGAR
Ms. Angela Grane
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 of
Metso Corporation (File No. 001-14400)

     On behalf of our client, Metso Corporation (the “Company”), we are submitting the following letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s letter to Mr. Olli Vaartimo of the Company dated September 28, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
     The responses of the Company to the Staff’s comments in the Comment Letter are set forth below. For your ease of reference, each comment contained in the Comment Letter is printed below in bold and italics and is followed by the Company’s response.

Form 20-F for the year ended December 31, 2005
Consolidated Statements of Cash Flows, page F-6
1. We note you present separately “change in net working capital, net of effect from business acquisitions and disposals.” Please tell us how your current presentation complies with the guidance in IAS 7. Tell us why it would not be more meaningful to investors to present this information with the cash flows from operating activities section of the cash flow statement.
The Company respectfully advises the Staff that it has called the cash flow caption “change in net working capital, net of effect of business acquisitions and disposals” to explain to its shareholders that the content of this specific line has been calculated by excluding the effects of working capital acquired in an acquisition or disposed of in a disposal as required by IAS 7.39-41. Information as to acquisitions and disposals is presented in the investing section of the cash flow statement. The Company has presented the detail of the change in net working capital immediately at the end of the cash flow statement on page F-7. The Company believes this presentation is in compliance with IAS7.20 and believes that its current presentation is more meaningful to the investors because it more clearly states that the line item represents the change in working capital due to current operations and excludes all effects of working capital relating to acquisitions and disposals. The detailed information as to the change in net working capital is presented outside of the operating section of the cash flows for ease of presentation so that all other cash flow information will be presented on one page.
Note 1. Accounting principles, page F-9
Basis of Presentation, page F-9
2. We see that your financial statements are presented in accordance with International Financial Reporting Standards as adopted by the EU and that there are no differences between IFRS as adopted by the EU and IFRS published by the IASB. Please tell us why there are no differences in your financial statements given the exceptions allowed under IAS 39 for companies using IFRS adopted by the EU.
The Company adopted IAS 39 (revised) as of January 1, 2005 and applied it prospectively. As of January 1, 2005, the remaining difference between IAS 39 (revised) as published and IAS 39 (revised) as adopted by the EU related to the hedging of demand deposits principally by financial institutions. As the Company does not hedge any of its demand deposits, there is no difference between IFRS as published and IFRS as adopted by the EU and applied by the Company.
Sales with Repurchase Commitments, page F-13
3. We note your accounting policy relating to sales with repurchase commitments and the income on the transaction is recognized “as a lease until the expiry of the resale rights.”

•	Please describe to us your arrangements with customers under these contracts and explain how these arrangements would beet the definition of, and the accounting for, a lease pursuant to IAS 17.

•	Tell us how your accounting complies with the guidance in paragraph 5 of the Appendix to IAS 18.

•	Describe to us how you treat these transactions for purposes of the IFRS to US GAAP reconciliation and, if appropriate, explain how these arrangements would meet the definition of, and the accounting for, a lease pursuant to SFAS 13.
The Company has entered into certain contracts to sell machines, which include commitments to buy back the machine at a minimum specified value at the end of the contract period. In accordance with IAS 17.4, the Company has deemed these contracts to be leases as they have conveyed the right to the customer to use the machine for a specified period of time (the period from the “sale” of the machine to the date at which the customer can compel us to repurchase the machine). In exchange for this use, the Company has received a payment. As the repurchase price is based on the estimated fair value of the equipment at the repurchase date, the Company has determined that the condition to transfer significant risks of ownership to the buyer in accordance with IAS18.14 (a) has not been met and therefore revenue is not recognized.
The Company accounts for these transactions as operating leases in accordance with IAS 17 based on the substance of the underlying transaction. IAS 17.8 requires a lease to be classified as an operating lease if significant risks and rewards have not been transferred. The Company ‘sells’ an asset to the buyer with an option for the buyer to either retain the asset at the end of the contract term or exercise its right to have the company repurchase the asset. The risks of ownership are retained by the Company inasmuch as the Company is subjected to the potential loss on the asset if the Company is committed to buying the asset back at a value higher than current fair value. As such, in accordance with IAS 17.8, the lease qualifies as an operating lease.
The equipment remains as an asset on the balance sheet and is depreciated to the lower of its repurchase value or market value over the period to when the repurchase right expires. The amounts received for these machines, net of the guaranteed repurchase amount, are recorded as deferred revenue and amortized over the contract period to revenue concurrently with the depreciation of the equipment. At the end of the contract period, if the repurchase commitment has not been exercised, the remaining deferred revenue is recognized as income. If the equipment is repurchased by the Company, the deferred revenue representing the guaranteed amount, is debited with an offsetting credit to cash to reflect the cash payment made.
As the Company has determined that these transactions meet the definition of a lease, as described above, they are accounted for in accordance with IAS 17. In accordance with IAS 18.6a, since this transaction is accounted for as a lease arrangement, IAS 18 is not applicable. As such, paragraph 5 of the appendix to IAS 18 is not applicable in regard to these transactions.

Under U.S. GAAP, in accordance with FAS 13, the accounting would be the same as the IFRS treatment and no difference would be recognized. The provisions of FAS 13 permit that if the significant (generally defined as 10% or more of the transaction value) risks and rewards of ownership are not transferred; the transaction is effectively a lease and should be accounted for in that manner. By offering the repurchase commitment (which is greater than 10% of the equipment value), the Company has given a guarantee on the resale value in that the Company will bear the risk of loss if the price in the external market for the equipment declines below the negotiated repurchase price. In applying FAS 13 to the transaction, the lease will be classified as operating, resulting in the equipment remaining on the accounts of the Company and being depreciated over the life of the contracted period to the guaranteed amount. At the end of the repurchase period, the Company will either recognize the deferred payment for the guaranteed amount in income if not repurchased or debit it with an offsetting credit to cash to reflect the payment if repurchased.
4. Tell us whether you enter into any other arrangements to lease equipment you produce to customers. If so, tell us how you account for these leases as the lessor under IFRS adopted by the EU and explain how you treat these transactions for purposes of the IFRS to US GAAP reconciliation.
The Company has not entered into transactions involving lease type arrangements other than those described in the response to question three above.
Trade-ins, page F-13
5. Describe to us in greater detail the typical sales transactions, i.e., the types of products or segment of your business, that would involve an agreed upon trade-in price with customers. Tell us how you value and account for the items traded-in under IFRS adopted by EU and for purposes of the IFRS to US GAAP reconciliation, and cite the authoritative guidance on which you relied in accounting for these transactions.
The Company’s segment, Metso Minerals, which sells crushing equipment to quarries and contractors, will occasionally agree to buy second hand equipment from a customer and provide them with a credit against the price of new equipment. The trade-in credit is not agreed upon with the customer upon their purchase of the original equipment; rather it is negotiated when a customer is looking to replace the original equipment. The Company will negotiate the credit to be given for the original equipment based on its age, the amount of usage, and model among other factors.
The traded-in equipment is valued in accordance with IAS2.10 at the repurchase price adjusted for an allowance for refurbishing costs to bring the inventory to its condition for resale in the second hand market. In accordance with IAS 2.28-33, if the inventory value including the purchase price and the refurbishing costs exceeds expected net realizable value, the trade-in value is reduced to the latter.
Similar to IFRS, U.S. GAAP proscribes in FAS 151 and ARB 43 chapter 4 paragraph 3 that inventory should be valued at acquisition cost adjusted for production cost to bring the inventory to its existing condition. However, if it is determined that the assigned value exceeds the net realizable value, the inventory will be recorded at the lower of its cost or the market price.
Note 7. Reversal of Finnish pension liability, page F-25
6. Please describe to us the “certain changes” introduced in 2004 that resulted in the disability portion of the Finnish TEL being no longer regarded as a defined benefit plan.
Please see the response to question seven below.
7. Explain in detail how you accounted for the impact of the changes introduced in 2004 and the accounting guidance on which you relied. Specifically, address how reversal of the €80 million Finnish pension liability is consistent with the guidance in IAS 19.
All Finnish private sector companies are required by law to have a TEL pension insurance policy of which one component covers the disability pension until the person receives old age pension. This insurance is either taken from a particular pension insurance company or from a pension foundation sponsored by the employer. All of the Company’s Finnish TEL insurance policies are arranged thru a pension insurance company.
Previously under IFRS, the disability pension component of TEL was accounted for as a defined benefit plan because the benefit amount was dependant on service, the payment of the benefit was the responsibility of the employer, and it did not qualify for the IAS 19.130 exemption.
On December 22, 2004, a change in TEL disability was enacted with an effective date on January 1, 2006. This change did not affect the amount of benefits to be paid to the participants when disabled, however, the change impacted (i) the means by which the benefits are being funded, and (ii) the party responsible for paying those benefits. Previously, the employer was responsible for both funding and ultimately paying those benefits. The change enacted shifted the responsibility for both funding and paying from an employer to the pension insurance company.
According to the new rules within TEL disability, companies that have chosen to take out an insurance policy instead of having their own pension fund will pay an annual premium (calculated by the pension insurance company and approved by the Finnish government) directly to the pension insurance company, which will cover the employer’s obligation for any disability claims reported that year, starting January 1, 2006. The employer will not pay any additional amounts if a pension insurance company incurs losses due to higher than expected claims or becomes insolvent. Because (i) the employer does not pay benefits directly to employees and (ii) the required annual premium payment once paid cannot be adjusted, the disability component of the TEL qualifies as an insured plan under IAS 19.39 and would be accounted for on a defined contribution basis.
On the enactment date of the change, in accordance with IAS 19.110, the Company’s obligation was remeasured. In accordance with IAS 19.112, as the liability of the payment for any disabled in 2006 and subsequent years had been transferred to the insurance company from the Company, the Company considered the liability to be settled. The Company’s obligations for the remainder of 2004 and 2005 were settled and released in 2004 and 2005, respectively. In accordance with IAS 19.109, the Company recognized a settlement gain in 2004 in the amount of €80 million for its previous obligations subsequent to 2005.
Note 12. Acquisitions, page F-31
8. Please tell us how your disclosure of net sales of the acquired business complies with paragraph 67(i) of IFRS 3, which requires you to disclose the profit and loss since the acquisition date.
The Company respectfully informs the Staff that the net income of the acquired businesses for the year ended December 31, 2005 was approximately €1 million, which was considered to be immaterial. In the future, the Company will amend its filings to disclose the profit and loss of acquired businesses since acquisition date when material in accordance with IFRS3.67(i).
Note 16. Investments in associated companies, page F-39
9. Tell us whether any of the associated companies presented in the second table of the note are joint ventures as defined by IAS 31. Specifically address your 50% ownership in Shanghai Neles-Jamerbury Valve Co. Ltd. Tell us how your current disclosure complies with paragraph 54-57 of IAS 31.
In accordance with IAS 31, none of the associated companies in which the Company has an investment, other than Shanghai Neles-Jamesbury, have met the criteria to be classified as a joint venture as the Company does not have joint control over its investments.
On review of the criteria in IAS 31, the 50% ownership in Shanghai Neles-Jamesbury is a joint venture as the contractual arrangement with the Chinese owner gives us power to jointly govern the financial and operating activities of the company. The Company proposes to change its future filings for the Shanghai Neles-Jamesbury joint venture to be in compliance with paragraph 54-57 of IAS 31.
Note 19. Inventory, page F-42
10. Please tell us where you disclosed the amount of inventories recognized to expense during the periods presented, as required by paragraph 36(d) of IAS 2, or explain why you are not required to provide such disclosures.
The Company has not disclosed the amount of inventories recognized as an expense during the period. The Company proposes to amend its future filings to include this information. For the year ended December 31, 2005, the amount was €3 billion.

Note 24. Long Term debt, page F-48
11. We see that you exchanged €256 million of existing notes for €274 of new bonds in November of 2004. Please tell us how you evaluated and accounted for this transaction under paragraphs 40 and AG62 of IAS 39 or cite the literature upon which you relied.
In November 2004, the Company exchanged €256 million of existing bonds into new bonds with a nominal value of €274 million. The terms of the new bonds resulted in a lower interest rate coupon and a longer payment period. The Company incurred fees of approximately €1.3 million to effect this exchange. In accordance with IAS39.40 and IAS 39 AG62, the Company performed an assessment by lender to determine if the exchange should be treated as an extinguishment due to substantially different terms of the new bonds. This assessment examined the discounted present value of the cash flows under the new bonds, including the fees, discounted using the original effective interest rate and compared this to the discounted present value of the remaining cash flows of the original bonds. The difference in the discounted present values was less than 10% for each of the lenders. As such, in accordance with IAS 39.40 and IAS 39 AG62, the Company accounted for this exchange as a modification and not as an extinguishment. The fees paid are being amortized over the modified payment terms of 7 years using an effective interest rate method.
12. Please revise the note in future filings to provide the disclosures required by paragraphs 40-42 of IFRS 7 relating to your market risk sensitivity. In this regard, we note the discussion provided on page 75 pursuant to Item 305 of Regulation S-K.
As indicated in Note 38, the Company will apply IFRS 7 as of January 1, 2007 at which time the required disclosures as to market risk sensitivity will be included in filings.
Note 37. Lawsuits and claims — Pending asbestos litigation, page F-74
13. Please revise future filings to make all of the disclosures required by paragraphs 84-86 of IAS 37 or tell us why you are not required to make such disclosures.
The Company respectfully advises the Staff that it believes its filing to be in accordance with the disclosure requirements listed in paragraphs 84-86 of IAS 37. The Company’s provision for asbestos litigation was less than $10,000 as of December 31, 2005. This amount has been included in “other provisions” in Note 26 on page F-49 given its immateriality.
The Company plans to amend its future filings to include in the table of Note 26 Provisions in “other provisions” a reference on asbestos cases to the Note 37 Lawsuits and Claims.
Note 36. Transition to IFRS reporting — Accounting for Goodwill, page F-77
14. Please tell us and revise future filings to disclose whether you tested goodwill for impairment in accordance with paragraph 79 (c) or IFRS 3 and IAS 36.

The Company used the exemption allowed under IFRS 1 not to restate business combinations that had occurred before the transition date to IFRSs. Accordingly, the Company applied IFRS 1 Appendix B2 (g)(iii) guidance to its transitional testing of goodwill impairment, in accordance with IAS 36. The Company proposes to amend its future filings to make reference that transitional impairment testing has been performed in accordance with IFRS 1 Appendix B2 (g)(iii) and IAS 36, as noted in its policy on page F-14.
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     As required by the Staff’s Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     The Company would be grateful if the Staff could provide any further comments at its earliest convenience. If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact Petri Haussila of White & Case LLP at +358 9 228 641 or Olli Vaartimo of the Company at +358 204 84 3000.

Petri Haussila

cc:	Mr. Olli Vaartimo, Metso Corporation
Mr. Eric Atallah, U.S. Securities and Exchange Commission
Mr. Martin James, U.S. Securities and Exchange Commission